FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2006
Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicateby check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated March 13, 2006 announcing that Registrant has been selected by a consortium of leading Mexican technology firms to provide a network of nearly 7,000 SkyEdge VSATs for use in more than 16,000 Mexican public-school classrooms.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: March 14, 2006

Gilat to provide nearly 7,000 SkyEdge VSATs for Mexican public-school initiative, reaching more than 16,000 classrooms

Gilat’s satellite network will provide broadband Internet access and monitor innovative Enciclomedia program

Petah Tikva, Israel, March 13, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILTF), today announced it has been selected by a consortium of leading Mexican technology firms to provide a network of nearly 7,000 SkyEdge VSATs for use in more than 16,000 Mexican public-school classrooms. The deployment of the network hub and terminals has just begun.

Gilat has combined its equipment and technical support services to provide a satellite solution to monitor the operation and usage of the Mexican Ministry of Education’s (SEP) Enciclomedia program, and also provide broadband Internet access. The Mexican government considers Enciclomedia to be an important education project and expects it to eventually reach more than 140,000 classrooms.

Gilat’s integral satellite monitoring solution was selected by a consortium of firms including Accesorios y Suministros Informaticos, S.A. de C.V. (ASISA) and Alef Soluciones Integrales, S.A. de C.V. (Alef) – two of Mexico’s leading information technology integrators – and Corporativo Lanix, S.A. de C.V. (Lanix), Mexico’s largest computer manufacturer.

In addition to nearly 7,000 VSAT terminals, Gilat is providing more than 16,000 classroom monitoring systems, a solution which has been developed by the company specifically for this application.

Benjamin Aguilar, General Manager of Corporativo Lanix, said, “The integration of Gilat’s flexible SkyEdge VSAT platform into a full wireless monitoring solution ensures we will achieve fast deployment and 100 percent coverage. It also provides additional, critical applications such as broadband Internet access and VoIP services. These attributes, combined with their industry-leading technology and extensive experience in the Mexican market, led us to select Gilat for this project.”

Enciclomedia (www.enciclomedia.edu.mx) is a computer-based program that integrates federal education resources such as textbooks, digital content and virtual activities to enrich the student’s classroom experience, encourage student participation and enhance learning outcomes. The program also includes a portal to assist teachers with their daily activities.

“Our experience working with governments worldwide to improve their public communications infrastructure and educational services has been invaluable in our support of the SEP program. We are providing a total solution that includes very advanced satellite, wireless and monitoring devices with local technical and implementation support,” said Erez Antebi, CEO for Gilat Network Systems (GNS).

Antebi added, “Our end-to-end monitoring system will quickly detect operational problems and compile statistics on utilization of the Enciclomedia program – transmitting all of that information to the integrator’s help desk. These tools will help the integrators reduce downtime and provide optimal program performance on a daily basis. It is gratifying to know our network will have a positive impact on the lives of Mexican schoolchildren. We appreciate the opportunity to contribute to education excellence in Mexico and worldwide.”

The SkyEdge platform is available in various configurations to support a wide range of networks, from small networks of fewer than 100 sites to large networks comprising tens of thousands of sites. SkyEdge efficiently supports periodic transmission, such as that required by the monitoring needs of the SEP project, broadband Internet connectivity and video services if required in the future.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILTF) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com